Exhibit 99.1

Hywin Holdings Ltd. Announces Unaudited Financial Results for the Second Half of Calendar Year 2020

SHANGHAI, China, May 8, 2021 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company", NASDAQ: HYW), a leading wealth management service provider in China, today announced its unaudited financial results for the six months ended December 31, 2020.

Second Half of Calendar Year 2020 Highlights

•	Number of clients[1] increased by 12.8% to 119,687 as of December 31, 2020 from 106,125 as of December 31, 2019.

•	Number of active clients[2] increased by 19.0% to 28,977 from 24,349 in the same period of 2019.

o	Number of active clients per relationship manager increased by 15.9% to 73 from 63 in the same period of 2019.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 0.9% to RMB36.08 billion from RMB35.77 billion in the same period of 2019.

o	Transaction value of wealth management products per relationship manager increased by 3.6% to RMB21.89 million from RMB21.13 million in the same period of 2019.

•	Net revenues increased by 40.7% to RMB869.31 million (US$128.40 million) from RMB617.79 million in the same period of 2019.

o	Net revenues per relationship manager increased by 44.6% to RMB527,492 from RMB364,909 in the same period of 2019.

•	Net income increased by 84.3% to RMB83.69 million (US$12.36 million) from RMB45.42 million in the same period of 2019.

•	Basic and Diluted earnings per American Depositary Share ("ADS") were RMB3.35 (US$0.49), compared to RMB1.82 in the same period of 2019.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Companys products within the given period.

Ms. Wang Dian, Chief Executive Officer and Director of Hywin Holdings Ltd., commented, “In the second half of 2020, we achieved robust growth in client volume and transaction value, leading to a 40.7% increase in net revenues and an 84.3% increase in net income year over year. These achievements were driven by the acceleration of client activities sustained by China’s rapid economic recovery, as well as our own efficiency improvements that led to a 44.6% increase in net revenues per relationship manager.”

Mr. Zhou Huichuan, Chief Financial Officer of Hywin Holdings Ltd., stated, “Our rapid net income growth was made possible by disciplined cost management and continued deployment of technology in our operations. Our branch expansion continued in a selective manner, paving the way for sustained business growth.”

Second Half of Calendar Year 2020 Financial Results

Net Revenues

Total net revenues in the second half of calendar year 2020 increased by 40.7% to RMB869.31 million (US$128.40 million) from RMB617.79 million in the same period of 2019.

•	Net revenues from wealth management services in the second half of calendar year 2020 increased by 43.3% to RMB823.43 million (US$121.63 million) from RMB574.46 million in the same period of calendar year 2019, mostly due to strong growth in net revenues from privately-raised products.

•	Net revenues from insurance brokerage services in the second half of calendar year 2020 decreased by 35.1% to RMB27.23 million (US$4.02 million) from RMB41.98 million in the same period of calendar year 2019, mainly due to pandemic-related travel restrictions.

•	Net revenues from asset management services in the second half of calendar year 2020 increased by 395.7% to RMB6.69 million (US$0.99 million) from RMB1.35 million in the same period of calendar year 2019, powered by strong growth in the Company’s offshore asset management business driven by client demand.

•	Net revenues from other services in the second half of calendar year 2020 were RMB11.96 million (US$1.77 million), mostly attributed to the Company’s technology consulting services, which commenced in May 2020.

Operating Cost and Expenses

Total operating cost and expenses in the second half of calendar year 2020 increased by 38.3% to RMB758.37 million (US$112.02 million) from RMB548.51 million in the same period of calendar year 2019, in line with the growth of net revenues.

•	Cost of compensation and benefits in the second half of calendar year 2020 increased by 43.7% to RMB493.84 million (US$72.94 million) from RMB343.77 million in the same period of calendar year 2019, due to increased average business volume per relationship manager.

•	Sales and marketing expenses in the second half of calendar year 2020 increased by 42.5% to RMB 170.79 million (US$25.23 million) from RMB119.85 million in the same period of calendar year 2019, due to increased marketing and sales activities.

•	General and administrative expenses in the second half of calendar year 2020 increased by 10.0% to RMB93.74 million (US$13.85 million) from RMB85.26 million in the same period of calendar year 2019, due to increased administrative personnel expenses.

Income from Operations

Income from operations in the second half of calendar year 2020 increased by 60.1% to RMB110.94 million (US$16.39million) from RMB69.28 million in the same period of calendar year 2019.

Net Income

Net income in the second half of calendar year 2020 increased by 84.3% to RMB83.69 million (US$12.36 million) from RMB45.42 million in the same period of calendar year 2019.

Earnings per ADS

Basic and diluted earnings per ADS in the second half of calendar year 2020 were both RMB3.35 (US$0.49), compared to RMB1.82 in the same period of calendar year 2019. Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of December 31, 2020, the Company had RMB249.43 million (US$38.23 million) of cash and cash equivalents and restricted cash, compared to RMB188.39 million as of June 30, 2020.

Recent Developments

On September 16, 2020, Hywin and IBM established a partnership to implement an integrated digital wealth management platform, which is expected to strengthen Hywin’s leadership position in this field.

On March 26, 2021, Hywin successfully completed its initial public offering of 3,000,000 ADSs, each representing two ordinary shares of the Company, at a price of USD10.00 per ADS for a total offering size of USD30 million.

On March 29, 2021, Hywin signed a strategic cooperation agreement with VP Bank Ltd. ("VP Bank"), a Swiss Exchange-listed company, to provide Hywin's clients with global wealth management solutions, including investment management, global custody, and advisory services. As part of the agreement, VP Bank acquired a stake in Hywin to forge a long-term alignment in strategic interests.

On April 19, 2021, Hywin was voted the "Best Wealth Manager of Greater China 2021" at the WealthBriefingAsia Greater China Awards 2021. In addition, Hywin's CEO, Ms. Wang Dian, won the "Best CEO in Greater China Wealth Management 2021" award.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.52491 to US$1.00 for balance sheet figures, and RMB6.77012 to US$1.00 for income statement figures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

******* Financial Tables Follow *******

1 China Foreign Exchange Trade System USD/RMB mid-point rate on December 31, 2020.

2 An appropriately weighted average exchange rate for the reporting period.

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	12/31/2019	12/31/2020	12/31/2020
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	574,463	823,427	121,627	43.3%
-Assets management	1,349	6,687	988	395.7%
-Insurance brokerage	41,979	27,231	4,022	(35.1)%
-Other	-	11,962	1,767	N/A
Total Revenue	617,791	869,307	128,404	40.7%

Operating Costs and Expenses
-Compensation and benefits	343,769	493,836	72,943	43.7%
-Changes in fair value of liability classified awards	(369)	-	-	(100.0)%
-Sales and marketing expenses	119,851	170,788	25,227	42.5%
-General and administrative expenses	85,258	93,744	13,847	10.0%
Total Operating Costs and Expenses	548,509	758,368	112,017	38.3%

Income from operations	69,282	110,939	16,387	60.1%

Other income/(expenses)
-Interest income, net	173	632	93	265.3%
-Other non-operation expense, net	(2,316)	7,682	1,135	(431.7)%
Total Other Income/(expenses)	(2,143)	8,314	1,228	(488.0)%

Income before tax	67,139	119,253	17,615	77.6%
Income tax expense	21,720	35,566	5,253	63.7%
Net income	45,419	83,687	12,362	84.3%

Other comprehensive Income
-Foreign currency translation Loss/(gain)	1,447	(10,375)	(1,532)	(817.0)%
Comprehensive Income	43,972	94,062	13,894	113.9%

Profit attributable to shareholders	45,419	83,687	12,362	84.3%

Income per ADS
Income per ADS basic and diluted	1.82	3.35	0.49	84.3%

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(In thousands, except for per ADS data and percentages)

(unaudited)

	6/30/2020	12/31/2020	12/31/2020
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	108,358	38,905	5,963
Restricted cash	80,027	210,522	32,264
Accounts receivable, net	403,693	534,471	81,912
Due from related parties, net	321,772	272,602	41,779
Deposits, prepayments and other current assets	43,451	45,519	6,976
Total Current Assets	957,301	1,102,019	168,894

Non-current assets
Property and equipment, net	34,116	23,847	3,655
Intangible assets, net	29,423	29,298	4,490
Long-term prepayments	1,808	4,243	650
Deferred Tax Asset	2,583	2,583	396
Total Non-current Assets	67,930	59,971	9,191

Total Assets	1,025,231	1,161,990	178,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	84,857	140,047	21,463
Investors’ deposit	74,262	198,073	30,356
Income Tax Payable	115,432	125,412	19,220
Due to related parties	59,254	70,695	10,835
Other payable and accrued liabilities	168,887	204,286	31,309
Total Current Liabilities	502,692	738,513	113,184

Non-current liabilities
Commission payable-non current	18,321	15,586	2,389
Deferred Tax Liability	3,961	3,676	563
Total Non-current Liabilities	22,282	19,262	2,952

Total Liabilities	524,974	757,775	116,136

Shareholders' Equity
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 50,000,000 shares as of December 31, 2019 and 2020)	34	34	5
Additional paid-in capital	500,581	310,477	47,583
Statutory reserves	52,959	52,959	8,116
Accumulated (loss)/gain	(47,056)	36,631	5,614
Other comprehensive (loss)/income	(6,261)	4,114	631

Total Shareholders' equity	500,257	404,215	61,950

Total Liabilities and Shareholder's equity	1,025,231	1,161,990	178,085

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is the third largest independent wealth management service provider in China, with a 7.5% market share in terms of 2019 transaction value, according to China Insights Consultancy. The Company’s primary services are wealth management, insurance brokerage, and asset management. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platform serves clients across generations. For more information, please visit https://ir.hywinwealth.com/

Investor Contact:

Hywin Holdings Ltd.

Jiawei Shen

Email: ir@chyjr.com

ICR, Inc.

Jack Wang

Phone: +1 212-537-5797

Email: HywinIR@icrinc.com

Media contact:

ICR, Inc.

Ker Zheng

Phone: +86 139-2280-3249

Email: HywinPR@icrinc.com